Exhibit 99.1 Press release

Quarterhill Announces First Quarter 2018 Financial Results

OTTAWA, Canada – May 10, 2018 – Quarterhill Inc. (“Quarterhill” or the “Company”) (TSX: QTRH) (NASDAQ: QTRH), announces its financial results for the three-month period ended March 31, 2018. All financial information in this press release is reported in U.S. dollars, unless otherwise indicated.

First quarter 2018 Highlights

•	Revenue of $12.0 million
•	Recurring revenues of $4.2 million, representing 35% of total revenue
•	Adjusted EBITDA* of ($7.3) million
•	Net loss of $12.0 million, or $0.10 per common share
•	Hired Russ Stuebing as SVP, Corporate Development, and Neil Urquhart as SVP, Human Resources, to enhance acquisition capabilities

“Financial results in Q1 reflect the variability inherent with WiLAN, our patent license business, and point to the rationale for launching our diversification strategy in 2017,” said Doug Parker, President and CEO of Quarterhill. “While we know the variability can also help this business, as it did in Q3 of last year, as we’ve stated in the past, WiLAN’s performance is best judged over a longer period of time as opposed to quarter-to-quarter, and this was true once again in Q1. WiLAN has an active pipeline of license opportunities with a significant number of ongoing litigations, including multiple at the trial stage, but we will continue to be patient in our negotiations and will only settle when we believe we are being offered fair value for our patents.”

“With IRD and VIZIYA, the first quarter of the calendar year is typically a seasonally slower period for both businesses and this was reflected in our Q1 results. In each case, we had a number of new wins in the quarter, saw continued expansion in both of their respective sales pipelines and we expect improvement as the year progresses with the results from both companies.”

“Our broader vision for Quarterhill is to create substantial value by acquiring, integrating and building companies in the tech sector where we believe we can capitalize on permanent consolidation and convergence trends. We believe there is an established playbook for the type of software-focused M&A strategy we are pursuing that can deliver attractive returns to shareholders. Our priorities for 2018 include enhancing performance from our existing portfolio of companies as well as deploying capital on acquisitions. With a growing M&A pipeline and the recent addition of senior resources to our deal team, we expect to invest capital in 2018 but will remain patient and disciplined in our approach and focus only on those acquisition opportunities that meet our strict criteria.”

Approval of Eligible Dividend

The Board of Directors has declared an eligible quarterly dividend of CDN $0.0125 per common share payable on July 6, 2018, to shareholders of record on June 15, 2018.

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Business Strategy and Segments

Our acquisition strategy focuses primarily on financial metrics while remaining cognizant of broader technology and market trends as we build a portfolio of businesses that are characterized as having recurring revenue, free cash flow and profitable growth potential. Driven by the execution of a proven and disciplined acquisition strategy, we seek to enable shareholders to benefit from consolidation and convergence trends in today’s technology industry. As of March 31, 2018, the Company had investments in three segments: Technology (WiLAN); Mobility (IRD); and Factory (VIZIYA).

Q1 Fiscal 2018 Consolidated Financial Review

Quarterhill’s consolidated financial results for Q1 fiscal 2018 include a full contribution from Wi‑LAN Inc. (“WiLAN”), International Road Dynamics Inc. (“IRD”) and VIZIYA Corp (“VIZIYA”). The 2017 comparative period information presented represents solely WiLAN’s results for the specified period. Certain comparative information has been restated to conform to the new basis of presentation.

Consolidated revenues for the three months ended March 31, 2018 were $12.0 million, compared to $7.6 million, representing growth of 58% over the same period last year. The year-over-year increase was due to the Company’s diversification strategy and the inclusion of the operations of IRD and VIZIYA, which were acquired in Q2 2017.

Gross margin for the three months ended March 31, 2018 was $0.3 million, or 2.5%, compared to $0.2 million, or 2.6%, in the same period last year. In Q1 2018, positive gross margin from IRD and VIZIYA was mostly offset by negative gross margin at WiLAN.

Operating expenses include selling, general and administrative costs, research and development costs, depreciation and amortization of intangible assets. Operating expenses for the three months ended March 31, 2018 were $15.1 million, compared to $7.8 million in the same period last year. Operating expenses increased quarter-over-quarter due to the addition of the IRD and VIZIYA operations.

Adjusted EBITDA for the three months ended March 31, 2018 was ($7.3) million compared to ($2.2) million in the same period last year. The year-over-year increase in Adjusted EBITDA loss is primarily due to lower revenue from WiLAN and an Adjusted EBITDA loss in the operations of IRD resulting from lower project specific revenues.  The operations of IRD are seasonal and the first quarter is generally the weakest quarter within a year.  VIZIYA generated positive Adjusted EB ITDA of $0.7 million in the quarter representing a margin of 25%.

Net loss for the three months ended March 31, 2018 was ($12.0) million, or ($0.10) per basic and diluted Common Share, compared to net loss of ($7.2) million, or ($0.06) per basic and diluted Common Share, in the same period last year. Net loss in Q1 2018 increased compared to the same period last year primarily due to lower quarter-over-quarter revenue from WiLAN and a net loss from IRD.

Cash generated from operations for the three months ended March 31, 2018 was ($6.5) million, compared to $8.4 million in the same period last year. The difference in cash from operations was

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primarily impacted by the timing of collections for certain receivables in Q1 2017, which led to a significant change in non-cash working capital balances quarter-over-quarter. Cash and cash equivalents and short-term investments amounted to $75.1 million at March 31, 2018, compared to $86.6 million at December 31, 2017.

The table below highlights financial performance for the Company’s Technology, Mobility and Factory segments. For detailed results and discussion related to these segments, please refer to the Management’s Discussion and Analysis document, which will be filed on SEDAR and at www.quarterhill.com in the investor section.

	For the three months ended March 31, 2018
	Technology	Mobility	Factory	Corporate	Total
Revenues	$1,767	$7,412	$2,830	$-	$12,009
Cost of revenues (excluding depreciation and amortization)	5,905	5,498	331	-	11,734
	(4,138)	1,914	2,499	-	275
Selling, general and administrative	631	2,573	1,569	2,280	7,053
Research and development	-	549	390	-	939
Depreciation of property, plant and equipment	75	290	29	1	395
Amortization of intangibles	5,002	992	757	-	6,751
Results from operations	(9,846)	(2,490)	(246)	(2,281)	(14,863)
Finance income	-	(1)	-	(190)	(191)
Finance expense	-	36	3	-	39
Foreign exchange loss (gain)	300	(148)	(9)	(273)	(130)
Other income	-	(250)	(77)	-	(327)
Loss before taxes	(10,146)	(2,127)	(163)	(1,818)	(14,254)
Current income tax expense (recovery)	104	9	(434)	-	(321)
Deferred income tax expense (recovery)	(1,403)	(568)	(238)	321	(1,888)
Income tax expense (recovery)	(1,299)	(559)	(672)	321	(2,209)
Net income (loss)	$(8,847)	$(1,568)	$509	$(2,139)	$(12,045)

Adjusted EBITDA	(4,763)	(1,037)	667	(2,204)	(7,337)

Other reconciling items:
Effect of deleted deferred revenue	-	97	127	-	224
Stock-based compensation	6	74	-	76	156

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For the three months ended March 31, 2017
Technology
Revenues	$7,578
Cost of revenues (excluding depreciation and amortization)	7,394
184
Selling, general and administrative	2,402
Depreciation of property, plant and equipment	91
Amortization of intangibles	5,303
Results from operations	(7,612)
Finance income	(218)
Foreign exchange gain	(285)
Loss before taxes	(7,109)
Current income tax expense	743
Deferred income tax recovery	(623)
Income tax expense	120
Net loss	$(7,229)

Adjusted EBITDA	(2,187)

Other reconciling items:
Stock-based compensation	31

Conference Call and Webcast

Quarterhill will host a conference call to discuss its financial results today at 10:00 AM Eastern Time.

Webcast Information

The live audio webcast will be available at: https://event.on24.com/wcc/r/1665412/0B32B4E32C27AB7B8AD1FA1DE90AED24.

Dial-in Information

•To access the call from Canada and U.S., dial 1.888.231.8191 (Toll Free)

•To access the call from other locations, dial 1.647.427.7450 (International)

Replay Information

Webcast replay will be available for 90 days at: https://event.on24.com/wcc/r/1665412/0B32B4E32C27AB7B8AD1FA1DE90AED24.

Telephone replay will be available from 1:00 PM ET on May 10, 2018 until 11:59 PM ET on May 17, 2018 at: 1.855.859.2056 (Toll Free) or 1.416.849.0833 (International). The telephone replay requires the passcode 3857547.

Non-GAAP Disclosure*

Quarterhill follows U.S. GAAP in preparing its interim and annual financial statements. We use the term “Adjusted EBITDA” to mean net income (loss) from continuing operations before: (i) income taxes; (ii) finance expense or income; (iii) amortization and impairment of intangibles; (iv) special charges and other one-time items; (v) depreciation of property, plant and equipment; (vi) effects of deleted deferred revenue; (vii) the effects of fair value step up in inventory acquired; (viii) stock based compensation; (ix) foreign exchange (gain) loss; and (x) equity in earnings and dividends from joint ventures. Adjusted EBITDA is used by Quarterhill management to assess our normalized

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cash generated on a consolidated basis and in our operating segments. Adjusted EBITDA is also a performance measure that may be used by investors to analyze the cash generated by Quarterhill and our operating segments. ADJUSTED EBITDA IS NOT A MEASURE OF FINANCIAL PERFORMANCE UNDER U.S. GAAP. IT DOES NOT HAVE ANY STANDARDIZED MEANING PRESCRIBED BY U.S. GAAP AND IS THEREFORE UNLIKELY TO BE COMPARABLE TO SIMILARLY TITLED MEASURES USED BY OTHER COMPANIES. ADJUSTED EBITDA SHOULD NOT BE INTERPRETED AS AN ALTERNATIVE TO NET EARNINGS AND CASH FLOWS FROM OPERATIONS AS DETERMINED IN ACCORDANCE WITH U.S. GAAP OR AS A MEASURE OF LIQUIDITY.

About Quarterhill

Quarterhill is focused on the disciplined acquisition, management and growth of companies in dedicated technology areas including, vertical market software and solutions, intelligent industrial systems, and innovation and licensing. Quarterhill’s emphasis is on seeking out acquisition opportunities at reasonable valuations that provide a foundation for recurring revenues, predictable cash flows and margins, profitable growth, intimate customer relationships and dedicated management teams.  Quarterhill is listed on the TSX and NASDAQ under the symbol QTRH. For more information: www.quarterhill.com.

Forward-looking Information

This news release contains forward-looking statements and forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other United States and Canadian securities laws.  Forward-looking statements and forward-looking information are based on estimates and assumptions made by Quarterhill in light of its experience and its perception of historical trends, current conditions, expected future developments and the expected effects of new business strategies, as well as other factors that Quarterhill believes are appropriate in the circumstances. Many factors could cause Quarterhill’s actual performance or achievements to differ materially from those expressed or implied by the forward-looking statements or forward-looking information. Such factors include, without limitation, the risks described in Quarterhill's March 1, 2018 annual information form for the year ended December 31, 2017 (the "AIF"). Copies of the AIF may be obtained at www.sedar.com or www.sec.gov. Quarterhill recommends that readers review and consider all of these risk factors and notes that readers should not place undue reliance on any of Quarterhill’s forward-looking statements. Quarterhill has no intention, and undertakes no obligation, to update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

All trademarks and brands mentioned in this release are the property of their respective owners.

For media and investor inquiries, please contact:

Shaun McEwanDave Mason

Chief Financial OfficerInvestor Relations

T: 613.688.4898T: 613.688.1693

E: smcewan@quarterhill.comE: ir@quarterhill.com

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Quarterhill Inc.
Condensed Consolidated Interim Statements of Operations
(Unaudited)
(in thousands of United States dollars, except share and per share amounts)

	For the three months ended,
	March 31, 2018	March 31, 2017
Revenues	$12,009	$7,578
Cost of revenues (excluding depreciation and amortization)	11,734	7,394
	275	184
Operating expenses
Selling, general and administrative	7,053	2,402
Research and development	939	-
Depreciation of property, plant and equipment	395	91
Amortization of intangibles	6,751	5,303
	15,138	7,796
Results from operations	(14,863)	(7,612)

Finance income	(191)	(218)
Finance expense	39	-
Foreign exchange gain	(130)	(285)
Other income	(327)	-
Loss before taxes	(14,254)	(7,109)

Current income tax expense (recovery)	(321)	743
Deferred income tax recovery	(1,888)	(623)
Income tax expense (recovery)	(2,209)	120
Net loss	$(12,045)	$(7,229)

Net loss per share
Basic and fully diluted	$(0.10)	$(0.06)

Weighted average number of common shares
Basic	118,658,249	118,572,181
Fully diluted	118,658,249	118,572,181

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Quarterhill Inc.
Supplemental Condensed Consolidated Interim Statements of Operations Information
(Unaudited)
(in thousands of United States dollars)

	For the three months ended,
	March 31, 2018	March 31, 2017
Revenues
License	$2,493	$6,991
Systems	4,693	-
Services	653	-
Recurring	4,170	587
Total revenues	$12,009	$7,578

Cost of revenues (excluding depreciation and amortization)
License	$5,931	$7,394
Systems	3,466	-
Services	305	-
Recurring	2,032	-
Total cost of revenues	$11,734	$7,394

Quarterhill Inc.
Condensed Consolidated Interim Statements of Comprehensive Income
(Unaudited)
(in thousands of United States dollars)
	For the three months ended,
	March 31, 2018	March 31, 2017
Net loss	$(12,045)	$(7,229)

Other comprehensive loss:
Foreign currency translation adjustment	(790)	-
Comprehensive loss	$(12,835)	$(7,229)

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Quarterhill Inc.
Condensed Consolidated Interim Balance Sheets
(Unaudited)
(in thousands of United States dollars)

As at	March 31, 2018	December 31, 2017
Current assets
Cash and cash equivalents	$70,419	$81,818
Short-term investments	1,202	1,236
Restricted Short-term investments	3,500	3,500
Accounts receivable	15,305	19,298
Other current assets	12	13
Unbilled revenue	7,154	3,045
Income taxes receivable	150	144
Inventories	5,265	5,083
Prepaid expenses and deposits	3,683	4,129
	106,690	118,266
Non-current assets
Property, plant and equipment	3,467	3,801
Intangible assets	107,705	114,944
Investment in joint venture	3,902	3,383
Deferred income tax assets	23,611	20,195
Goodwill	42,133	42,587
TOTAL ASSETS	$287,508	$303,176

Liabilities
Current liabilities
Bank indebtedness	$1,511	$3,568
Accounts payable and accrued liabilities	14,683	20,487
Income taxes payable	12	599
Patent finance obligation	2,742	4,090
Current portion of deferred revenue	7,549	6,733
Current portion of long-term debt	120	115
	26,617	35,592
Non-current liabilities
Contingent consideration	4,474	4,474
Deferred revenue	851	884
Long-term debt	381	401
Deferred income tax liabilities	7,280	7,291
TOTAL LIABILITIES	39,603	48,642
Shareholders’ equity
Capital stock	418,873	418,873
Additional paid-in capital	22,645	22,489
Accumulated other comprehensive income	19,321	20,111
Deficit	(212,934)	(206,939)
	247,905	254,534
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$287,508	$303,176

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Quarterhill Inc.
Condensed Consolidated Interim Statements of Cash Flows
(Unaudited)
(in thousands of United States dollars)

	For the three months ended,
	March 31, 2018	March 31, 2017
Cash generated from (used in):
Operations
Net loss	$(12,045)	$(7,229)
Non-cash items
Stock-based compensation	156	31
Depreciation and amortization	7,146	5,394
Foreign exchange loss (gain)	78	(47)
Equity in earnings from joint venture	(250)	-
Loss on disposal of assets	1	-
Deferred income tax expense (recovery)	(1,888)	(623)
Accrued investment income	-	(76)
Embedded derivatives	2	-
Changes in non-cash working capital balances	261	10,929
Cash generated from (used in) operations	(6,539)	8,379
Financing
Dividends paid	(1,171)	(1,129)
Bank indebtedness	(2,057)	-
Repayment of long-term debt	(15)	-
Cash used in financing	(3,243)	(1,129)
Investing
Purchase of restricted short-term investments	-	(3,500)
Proceeds from sale of property, plant and equipment	11	-
Purchase of property and equipment	(123)	(7)
Repayment of patent finance obligations	(1,390)	(1,389)
Purchase of intangibles	(40)	-
Cash used in investing	(1,542)	(4,896)
Foreign exchange gain (loss) on cash held in foreign currency	(75)	36
Net increase (decrease) in cash and cash equivalents	(11,399)	2,390
Cash and cash equivalents, beginning of period	81,818	106,553
Cash and cash equivalents, end of period	$70,419	$108,943

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Quarterhill Inc.
Condensed Consolidated Interim Statements of Shareholders' Equity
(Unaudited)
(in thousands of United States dollars)
	Capital Stock	Additional paid in Capital	Accumulated Other Comprehensive Income	Deficit	Total Equity
Balance - January 1, 2017	$419,485	$21,036	$16,225	$(212,602)	$244,144

Comprehensive loss:
Net loss	-	-	-	(7,229)	(7,229)
Shares and options issued:
Stock-based compensation expense	-	31	-	-	31
Dividends declared	-	-	-	(1,138)	(1,138)
Balance - March 31, 2017	$419,485	$21,067	$16,225	$(220,969)	$235,808

Balance - January 1, 2018	$418,873	$22,489	$20,111	$(206,939)	$254,534
Adoption of ASU 2014-09	-	-	-	4,272	4,272
Adoption of ASU 2016-16	-	-	-	2,949	2,949
Balance January 1, 2018, revised	418,873	22,489	20,111	(199,718)	261,755

Comprehensive loss:
Net loss	-	-	-	(12,045)	(12,045)
Other comprehensive loss	-	-	(790)	-	(790)
Shares and options issued:
Stock-based compensation expense	-	156	-	-	156
Dividends declared	-	-	-	(1,171)	(1,171)
Balance - March 31, 2018	$418,873	$22,645	$19,321	$(212,934)	$247,905

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Quarterhill Inc.
Reconciliations of GAAP Net Loss to Adjusted EBITDA
(Unaudited)
(in thousands of United States dollars, except share and per share amounts)

	For the three months ended,
Adjusted EBITDA	March 31, 2018	March 31, 2017
Net loss	$(12,045)	$(7,229)

Adjusted for:
Income tax expense (recovery)	(2,209)	120
Foreign exchange gain	(130)	(285)
Finance expense	39	-
Finance income	(191)	(218)
Amortization of intangibles	6,751	5,303
Depreciation of property, plant and equipment	395	91
Effect of deleted deferred revenue	224	-
Stock-based compensation	156	31
Other income	(327)	-
Adjusted EBITDA	$(7,337)	$(2,187)

Adjusted EBITDA per share
Net loss	$(0.10)	$(0.06)

Adjusted for:
Income tax expense (recovery)	(0.02)	-
Foreign exchange gain	-	-
Finance expense	-	-
Finance income	-	-
Amortization of intangibles	0.06	0.04
Depreciation of property, plant and equipment	-	-
Effect of deleted deferred revenue	-	-
Stock-based compensation	-	-
Other income	-	-
Adjusted EBITDA per share	$(0.06)	$(0.02)

Weighted average number of Common Shares
Basic	118,658,249	118,572,181